Stradley Ronon Stevens & Young, LLP
1250 Connecticut Avenue, N.W., Suite 500
Washington, D.C. 20036
Telephone  202-822-9611
Fax  202-822-0140
www.stradley.com

Jessica D. Burt, Esq.
(202) 419-8409
jburt@stradley.com

January 31, 2012

Via EDGAR

Mr. John C. Grzeskiewicz
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

     Re:  MTB Group of Funds
         Preliminary Proxy Statement on Schedule 14A (File No. 811-05514)

Dear Mr. Grzeskiewicz:

On behalf of the MTB Group of Funds (the “Registrant”), below you will find the Registrant’s responses to the comments conveyed on January 26, 2012, by you via telephone to me, with regard to the preliminary proxy statement filed on Schedule 14A (the “Proxy”) relating to the following series:

•	MTB Money Market Fund
•	MTB Prime Money Market Fund
•	MTB New York Tax-Free Money Market Fund
•	MTB Pennsylvania Tax-Free Money Market Fund
•	MTB Tax-Free Money Market Fund
•	MTB U.S. Government Money Market Fund
•	MTB U.S. Treasury Money Market Fund
•	MTB Income Fund
•	MTB Intermediate-Term Bond Fund
•	MTB Maryland Municipal Bond Fund
•	MTB New York Municipal Bond Fund
•	MTB Pennsylvania Municipal Bond Fund
•	MTB Short Duration Government Bond Fund
•	MTB Short-Term Corporate Bond Fund
•	MTB U.S. Government Bond Fund
•	MTB Virginia Municipal Bond Fund
•	MTB Strategic Allocation Fund
•	MTB International Equity Fund

Mr. John C. Grzeskiewicz

January 31, 2012

•	MTB Large Cap Growth Fund
•	MTB Large Cap Value Fund
•	MTB Mid Cap Growth Fund
•	MTB Small Cap Growth Fund
•	MTB Managed Allocation Fund – Moderate Growth II

The Proxy was filed with the U.S. Securities and Exchange Commission (“SEC”) on January 17, 2012 pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Below we have restated your comments (in italics) and have provided the Registrant’s response to each comment.  These responses, along with various other non-material changes, will be incorporated into a definitive proxy statement filing to be made on January 31, 2012, pursuant to Section 14(a) of the Exchange Act.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Proxy.

Comments

1.           Comment: On page 6, in the Introduction under “Approval of New Advisory and Sub-Advisory Agreements,” you state that “the overall contractual fees for the investment advisory services to be paid by the Funds will be the same or lower than they are now.”  Elsewhere in the Proxy, you state that the fees will be “the same as they are now.”  Please clarify this discrepancy.

Response: We have corrected the sentence, which now appears on page 2, to state that “the overall contractual fees for the investment advisory services to be paid by the Funds will be the same as they are now,” which is consistent with references to the advisory fees throughout the rest of the Proxy.

2.           Comment: On page 8, there is a table that lists the contractual rate of the advisory fee for each Fund in “bps” (basis points).  Please either explain the meaning of “bps” as is it used in the table, or represent the contractual rate of the advisory fee for each Fund as a percentage.

Response: We have revised the table, which now appears on page 21, so that the contractual rates of the advisory fees are listed as percentages of the daily net assets of each Fund.

3.           Comment: In the first footnote to the table on page 8, you state that “the Board reduced the advisory fee for the indicated Funds to 50 bps, effective as of the closing of the reorganization of the MTB Group of Funds with the WT Mutual Fund.”  Please confirm that this advisory fee reduction is not a waiver but a contractual change.

Response: We confirm that the advisory fee reduction referenced in the first footnote to the table, which now appears on page 21, is not a waiver but a contractual change.

Mr. John C. Grzeskiewicz

January 31, 2012

4.           Comment: On pages 13-14 you mention the Independent Trustees’ “independent legal counsel” but do not identify the firm.  Please identify the Independent Trustees’ independent legal counsel.

Response: We have identified the Independent Trustees’ independent legal counsel as Stradley Ronon Stevens & Young, LLP.  This identification now appears on pages 10, 27 and 34 of the Proxy.

In connection with the Registrant’s responses to the SEC Staff’s comments on the Amendment, as requested by the Staff, the Registrant acknowledges that:  (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

The Registrant believes it has fully responded to each comment.  If, however, you have any further questions or require further clarification of any response, please contact me by telephone at (202) 419-8409.

Regards,

/s/ Jessica D. Burt
Jessica D. Burt, Esquire

cc:           Jeffrey M. Seling
Alison M. Fuller, Esquire